Wells Fargo Commercial Mortgage Securities, Inc.
301 South College Street
Charlotte, North Carolina 28288-0166
(704) 374-6161

November 19, 2015

M. Hughes Bates, Esq.
Special Counsel
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Wells Fargo Commercial Mortgage Securities Inc.
Registration Statement on Form SF-3
(File No. 333-206677)

Dear Mr. Bates,

In accordance with Rule 461 under the Securities Act of 1933, as amended, Wells Fargo Commercial Mortgage Securities, Inc. (the “Company”), hereby requests acceleration of effectiveness of the above-referenced Registration Statement to 10:00 a.m., Washington, D.C. time, on November 23, 2015 or as soon thereafter as practicable.

The Company is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to proposed public offering of the securities specified in the above-captioned registration statement. The Company acknowledges that (a) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (b) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (c) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
WELLS FARGO COMMERCIAL MORTGAGE SECURITIES, INC.
By:	/s/ Anthony J. Sfarra
Name: Anthony J. Sfarra
Title: President (Principal Executive Officer)

cc:	David S. Burkholder, Esq.
Jeff Blake, Esq.
Joseph C.T. Kelly, Esq.